
Mail Stop 3628

May 30, 2007

By Facsimile (610.667.6451) and U.S. Mail
Robert A Marmon
339 North Latch's Lane
Merion Station, PA 19066-1728

Re: Arbinet-thexchange, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 16 and May 29, 2007 by Robert A. Marmon
File No. 000-51063

Dear Mr. Marmon:

    We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note your response to prior comment 4 and reissue the comment, in part, regarding Mr. Mashinsky's role in connection with the current solicitation and the provision of your analysis as to why you do not believe he should be considered a participant or part of the group conducting this solicitation. In this regard, we note the following:

- You were a member of the Mashinsky Reporting Persons filing group (as such term is defined in the Schedule 13D filed by Mr. Mashinsky on March 27, 2006 and amended on December 28, 2006) formed to "exert influence over the direction of the Company" and to fill vacancies on the Board;

- Unable to convince the Company to implement his recommendations, Mr. Mashinsky has stated his intentions to make an offer to acquire the Company; and
- You disclose, if elected, the first order of business for the Marmon nominees will be to convince the Company to implement Mr. Mashinsky's business strategies and then to convince the Company to sell itself.

Additionally, we note disclosure in the Amended Schedule 13D filed December 28, 2006, that Mr. Mashinsky, "together with such other persons as may be identified," expects to make an offer to acquire the Company. Please disclose whether you have had discussions/ negotiations regarding your participation in Mr. Mashinsky's expected bid.

2. We refer you to your explanation on pages 15-19 of the statement "…together with evidence of lack of full understanding of management's obligation when relying on the 'Safe Harbor' provisions…." Please revise your disclosure to limit your description to such events for which you can provide independent verification. Inferences to management's motivations, without verifiable support, should be removed.

3. We reissue prior comment 2 regarding your statement that management's explanations are "at best sophistry and worst out right misrepresentation."

4. We note your responses to prior comments 2 and 8 regarding your claims that Mr. Hockemeier enriched his personal gains at the expense of the Company's shareholders. However, your revised disclosure does not appear to describe any wrongdoing; but rather, explains that Mr. Hockemeier exercised "in the money" options that you concede he had a right to exercise. Please advise.

Why You Should Replace the Company's Slate of Directors, page 7

5. We reissue prior comment 9 with respect to your incorporating by reference the Company's Current Report on Form 8-K.

Why You Should Vote for the Marmon Nominees, page 8

6. We reissue prior comment 15 with respect to Mr. Marmon's "extensive" SEC experience.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Special Counsel
Office of Mergers & Acquisitions